

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

November 4, 2015

David G. Burke
Chief Financial Officer
Diversified Restaurant Holdings, Inc.
27680 Franklin Road
Southfield, MI 48034

> **Re: Diversified Restaurant Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2014**
> **Filed March 13, 2015**
> **File No. 001-35881**

Dear Mr. Burke:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　Sincerely,

　　　　　　　　　/s/ Melissa Raminpour

　　　　　　　　　Melissa Raminpour
　　　　　　　　　Branch Chief
　　　　　　　　　Office of Transportation and Leisure